CRYO-CELL INTERNATIONAL, INC.

700 Brooker Creek Boulevard

Suite 1800

Oldsmar, Florida 34677

December 6, 2013

VIA EDGAR AND FED EX

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Mail Stop 4720

Washington, DC 20549

Re:	Cryo-Cell International, Inc.

Form 10-K

Filed February 28, 2013

File No. 000-23386

Dear Mr. Spirgel:

On behalf of Cryo-Cell International, Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated November 21, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2012 filed on February 28, 2013. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s responses.

Forward-Looking Statements, page 4

1.	Your common stock is considered a penny stock pursuant to Rule 3a51-1 so you are unable to claim the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934. Please remove the reference in future filings.

Response:

We intend to remove the reference in future filings.

Larry Spirgel

Securities and Exchange Commission

December 6, 2013

Item 1 A. Risk Factors

International Licenses of our technology and services account for a portion of our income…., page 18

2.	We note that under marketing agreements in your business section there are two foreign affiliates who have failed to make their payment obligations. In the future please expand this factor to highlight the impact of the non-payment of processing and storage fees by your foreign affiliates.

Response:

Pursuant to the staff’s comment, we intend to expand our disclosure in future filings, as it remains applicable, as set forth below:

In addition, the Company has entered into definitive license agreements to market both the Company’s umbilical cord blood program in Chile, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Pakistan, Peru and Venezuela. In October 2012, the Company sent notice of termination to the Company’s Venezuelan affiliate for failure to meet its payment obligation in accordance with the contract. Subsequent to the notice of termination, payment was received for outstanding processing and storage fees due from Venezuela. The Company is in the process of discussing a new agreement. In the future, if we lose revenue due to lack of payment from the foreign affiliates, the Company’s overall revenue will decrease.

Item 2. Properties, page 24

3.	We note that in your disclosures of your annual rent for the facility in Oldsmar, Florida does not reflect the increases due the escalating fee structure. If material please disclose the current rent cost to the Company.

Response:

Pursuant to the staff’s comment, we intend to expand our disclosure in future filings, as it remains applicable, as set forth below:

The Company entered into a ten-year lease in April 2004 for its 17,600 square foot cGMP/cGTP compliant corporate headquarters in Oldsmar, Florida for rent of approximately $141,000 per year for each of the first two years and escalating thereafter. The lease effectively commenced during October 2004, and the Company moved into this facility in November 2004. This facility contains the Company’s executive offices, its conference and training center, its laboratory processing and cryogenic storage facility and its scientific offices.

Larry Spirgel

Securities and Exchange Commission

December 6, 2013

On June 7, 2006, the Company entered into a lease amendment, which amends the Company’s lease for its principal offices in Oldsmar, Florida. The original lease covered approximately 17,600 square feet of space. Under the amendment, the Company leased an additional 9,600 square feet of space at the same location, beginning on August 1, 2006 and ending with the termination of the lease in 2015. The Company’s rent for the additional space is $11,032 per month through July 31, 2009, with annual increases thereafter through the entire lease term to a maximum of $13,176 per month for the additional space.

The Company records rental expense under the straight-line method over the term of the lease. Rent charged to operations was $270,847 and $274,215 for the fiscal years ended November 30, 2012 and 2011, respectively and is included in cost of sales and selling, general and administrative expenses in the consolidated statements of operations.

The future minimum rental payments under these operating leases are as follows:

Fiscal Year Ending November 30,	Rent
2013	$323,255
2014	$333,064
2015(1)	$28,048
(1) The Company’s lease is due to expire on December 31, 2015, Therefore, the 2015 data reflects rental payments through this date.

Item 3. Legal Proceedings, page 24

4.	Describe the underlying facts of the lawsuit filed against the Company on May 25, 2011.

Response:

Pursuant to the staff’s comments we intend to supplement the disclosure as follows:

On February 25, 2011, a Complaint and Demand for Jury Trial was filed against the Company in the United States District Court, Middle District of Florida, Tampa Division, styled: Charles D. Nyberg; Mary J. Nyberg; and Red Rock Partners, an Arizona general partnership vs. Cryo-Cell International, Inc, Case No. 8:11-CV-399-T-30AEP. The Complaint was amended on May 25, 2011 and served on the Company on May 26, 2011. The Complaint alleged that the Company had underpaid amounts owed to plaintiffs’ Florida and Texas Revenue Sharing Agreements with the Company. The Complaint did not specify the amount claimed, other than stating that it was more than $75,000 which is the jurisdictional amount of the court the complaint was filed in. It was not possible for the Company to estimate the loss or the range of possible loss, due to the meaningful legal uncertainties associated with the claim and the fact that the complaint did not specify the amount of damages sought. No amounts were accrued as of November 30, 2012.

On November 15, 2013, the parties came to a final settlement on this action. The terms of the settlement are confidential. Upon completion of the settlement, the claims in the lawsuit will be dismissed with prejudice. As the Company previously disclosed in its current report on Form 8K filed on November 22, 2013, the Company has paid $525,000 in full settlement and will be recorded in the Company’s consolidated financial statements as of November 30, 2013.

Larry Spirgel

Securities and Exchange Commission

December 6, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

5.	Provide more detail as to the reasons why you have refocused your efforts on your umbilical cord blood and cord tissue business while reducing your efforts to develop your menstrual stem cell technology. Also highlight any changes in your focus in response to Mr. Choi’s recent unsuccessful proxy contest.

Response:

Pursuant to the staff’s comment, we intend to expand our disclosure in future filings, as it remains applicable, as set forth below:

In August 2011, there was a change in control of the board of directors. Upon gaining control of the Company, new management conducted a thorough review of the Company’s operations and determined that the best use of corporate resources was to refocus on the Company’s umbilical cord blood and cord tissue business while continuing to evaluate the menstrual stem cell technology. The Company recently decided to cease offering a commercial menstrual stem cell service for the time being due to a lack of market acceptance.

In addition, we supplementally advise the staff that there have not been any changes in the Company’s operations or focus in response to Mr. Choi’s recent unsuccessful proxy contest.

6.

We note that your number of new specimens processed has decreased since 2011 and revenues are being kept stable through annual storage price increases. Although your disclosure mentions the decline, there is no indication of why you are selling less plans

Larry Spirgel

Securities and Exchange Commission

December 6, 2013

and whether this is an indication of a negative trend for which management is taking affirmative steps to correct. Please expand your disclosure to explain why sales have continued to decline and what is being done to reverse this trend.

Response:

Pursuant to the staff’s comment, we intend to expand our disclosure in future filings, as it remains applicable, as set forth below:

During the year ended November 30, 2012, the Company’s total revenue increased slightly as compared to the same period in 2011. The increase in revenue was primarily attributable to an 8% increase in recurring annual storage fee revenue and a decrease in sales discounts of 23% for fiscal 2012 compared to the 2011 period, offset, in part, by a decrease in number of new specimens processed. Sales discounts represent discounts to returning clients and promotions offered to newly enrolled clients from time to time. The Company had a 12% decrease in the number of new specimens processed year-over-year, however, the average selling price per newly enrolled client has increased with the implementation of the price increase during fiscal 2012 resulting in higher net revenues per specimen. Also, the decrease in the number of new specimens is offset by the increase in the Company’s new cord tissue service. We believe that the decrease in specimens processed in 2012 and 2011 was due primarily to the continuing challenges associated with difficult general economic conditions, lower U.S. consumer confidence levels and increased use by consumers of public cord blood banking, which does not charge processing or storage fees. While we have attempted to address these challenges by introducing sales discounts and cost savings incentives for new and returning customers, we anticipate that sales of our cord blood banking plans would continue to be adversely impacted if economic conditions and consumer confidence do not significantly improve.

Item 11. Executive Compensation, page 78

7.	We note that you pay your named executive officers a bonus based upon the attainment of objective targets and subjective performance. Confirm that your 2012 bonuses were based solely on subjective performance as determined in the sole discretion of the Compensation Committee. In your future filings, you should provide more detail as to the qualitative factors considered by the Compensation Committee in rewarding performance, and in cases of awards based upon performance targets, whether threshold, target or stretch performance standards were met during that period.

Larry Spirgel

Securities and Exchange Commission

December 6, 2013

Response:

Pursuant to the staff’s comment, we intend to expand our disclosure in future filings, as it remains applicable, as set forth below:

A cash bonus pool along with Company performance targets and individual performance objectives are established at the beginning of each fiscal year by the compensation committee of the board of directors. At the end of the fiscal year each performance target is measured and bonuses are paid if the set performance targets established at the beginning of the fiscal year are attained. A percentage of the pre-determined cash bonus pool is paid to the Co-CEOs depending on the performance targets met by the Company and the individual. In fiscal year 2012 the Company’s Co-CEOs were each entitled to a performance-based bonus of an amount up to 35%, 65% or 100% of their base salary. In fiscal 2012, the Company’s threshold, target and stretch performance standards required to earn cash bonuses were based on the diluted revenue per share as of November 30, 2012 of $1.42, $1.54 and $1.75, respectively, and the Company’s stock price as of November 30, 2012 of $2.50, $3.15 and $3.75, respectively. The third criteria for cash bonuses to the Co-CEOs consist of a subjective performance review, as determined in the sole discretion of the compensation committee. In fiscal 2012, the Company accrued cash bonuses payable to the co-CEOs in the amount of $188,889, which were determined based upon the Company meeting the diluted revenue per share component as well as the subjective performance review criteria noted above.

Additionally, in fiscal 2012, the Company accrued cash bonuses payable to the other named executive officers, other than the co-CEOs, in the amount of $30,000, all of which was paid pursuant to subjective performance reviews as these named executive officers’ bonuses are not tied to performance targets.

With respect to the subjective performance reviews, in addition to evaluating the Company’s overall financial performance, the Compensation Committee considers the performance of each named executive officer’s business line or area of responsibility. Several key management competencies and behaviors are assessed, including the named executive officer’s effectiveness as a leader and his or her role in building a cohesive executive team, as well as other strategic core competencies such as accountability, analytical ability and decision making, communication, cooperation and teamwork, creativity and problem-solving, and integrity. The named executive officer’s performance relating to these competencies forms the basis of a performance review discussion with the named executive officer that reinforces his or her role in achieving the Company’s business plan and short- and long-term strategies.

In fiscal 2011, 75% of the amount of the potential bonus was based on the Company performance targets and 25% was based on the named executive officer’s

Larry Spirgel

Securities and Exchange Commission

December 6, 2013

subjective performance review. The performance targets for fiscal 2011 were $19.4 million in revenue; $1.9 million in earnings; and customer satisfaction survey results. No cash bonuses were paid to the named executive officers in fiscal 2011 because the Company did not meet all of the performance targets as set forth above.

*    *    *    *    *

As requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses fairly address the comments raised by the Staff. Based upon the responses provided herein, we respectfully believe that no amendment to our previously filed Form 10-K should be required but we propose to provide such additional disclosures in future filings. Should you have any questions or clarifications of the matters raised in this letter please do not hesitate to contact me at (813) 749-2104 or Company counsel Steven Lanter, Esq. of Luse Gorman Pomerenk & Schick, LLP at (202) 274-2004.

Sincerely,

/s/ Jill Taymans

Jill Taymans,
Chief Financial Officer

cc: Steven Lanter, Esq.